OMV Aktiengesellschaft

OMV Investor News

March 10, 2008

OMV optimizes filling station network in Austria

- **Planned sale of approximately 100 filling stations – cost optimization and increase in efficiency on the highly competitive fuel market**
- **Clear focus on strategy: Expansion of premium station locations and quality leadership with VIVA**
- **Sale and further operation of stations secure regional supply**

Against a background of intensive competition on the filling station market OMV strategy continue to consistently focus on quality and convenience and to strengthen and further expand premium station locations as well as the brand VIVA. Thus, OMV will sell approximately 100 of its current operating 559 filling stations in Austria within the framework of an industry-customary network evaluation aimed at increasing efficiency and optimizing cost. The planned sale will include 50 OMV and 50 Avanti filling stations respectively throughout the entire country and is supposed to be finalised by year-end 2008. The objective is to safeguard the continuity of filling stations and therefore of regional supply. This is the reason why OMV decided to sell the filling stations instead of closing them. Negotiations with interested parties are currently underway; confidentiality was agreed upon in this regard.

"With this program aimed at enhancing efficiency and optimizing the filling station network we are responding to the tough competition on the domestic fuel market. We are convinced that the further development of quality offerings represents the best recipe for long-term market success. The fact that our high-quality VIVA shops have once again been ranked first in a recent customer satisfaction analysis reinforces our conviction to offer our customers only the best products and services," said Harald Joichl, head of the Austrian filling station business.

OMV pursues a growth strategy in the premium segment of the filling station market. The focus is on strengthening and further expanding good and highly frequented station locations as well as the VIVA brand. OMV will continue to optimally orientate itself towards customer needs also in the future. With a high-value offering and a first-class service portfolio the Company is clearly positioning itself as quality leader. OMV is currently operating 165 OMV stations with VIVA shops and plans to expand its VIVA network to 200 shops.

Move & More. OMV

The sale of approximately 100 filling stations will lead to an increase in the efficiency and quality of the station network as well as to cost optimization. OMV's objective is to guarantee the further operation of the filling stations after being sold. This should safeguard the economic survival of the filling station partners as well as the regional customer supply. Negotiations with potential buyers have already begun and will be finalised by year-end 2008. OMV's preferred option is to continue to operate the sold stations under the OMV and Avanti brands on the basis of brand and supply agreements.

The OMV and Avanti filling station partners concerned have already been informed by OMV.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, as well as market capitalization of approximately EUR 13 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV now has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 13 bcm gas per year. OMV's Austrian gas hub Baumgarten annually transports approximately 52 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007 OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 39.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – March and Q1 2008 on May 7, 2008

END

Move & More. OMV